UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   September 30, 2004

Raymond James Financial, Inc.
(Exact name of registrant as specified in its charter)

Florida	1-9109	No. 59-1517485
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, Florida	33716
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   (727)-567-1000

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01 Other Events

(c) exhibits

99.1 Raymond James Financial Inc.'s Press Release dated September 30, 2004, Raymond James Financial Services, Inc., member NASD/SIPC, responded today to the announcement by the Securities and Exchange Commission that it instituted administrative proceedings against the firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

 September 30, 2004
 (Date)

RAYMOND JAMES FINANCIAL, INC.

BY: /s/ Thomas A. James
     Thomas A. James
     Chairman and Chief
     Executive Officer

BY: /s/ Jeffrey P. Julien
     Jeffrey P. Julien
     Senior Vice President - Finance
      and Chief Financial Officer